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                         May 24, 2024

       Caitlin Kontulis
       Vice President, Finance and Administration
       Phio Pharmaceuticals Corp.
       11 Apex Drive, Suite 300A, PMB 2006
       Marlborough, MA 01752

                                                        Re: Phio
Pharmaceuticals Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed May 20, 2024
                                                            File No. 333-279557

       Dear Caitlin Kontulis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Steve Abrams